UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Misonix, Inc.

(Name of Issuer)

Common Shares, $0.0001 par value

(Title of Class of Securities)

604871103

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 604871103

1	Names of Reporting Persons SVLSF VI, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,694,017
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,694,017
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,694,017
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.7%(1)
12	Type of Reporting Person (See Instructions) OO

(1)	Based on 17,391,589 shares of Common Stock outstanding as of January 25, 2021.

CUSIP No. 604871103

1	Names of Reporting Persons SV Life Sciences Fund VI, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,637,940
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,637,940
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,637,940
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.4%(1)
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 604871103

1	Names of Reporting Persons SV Life Sciences Fund VI Strategic Partners, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 56,077
	6	Shared Voting Power 0
	7	Sole Dispositive Power 56,077
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,077
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.3%(1)
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 604871103

1	Names of Reporting Persons SV Life Sciences Fund VI (GP), L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,694,017
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,694,017
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,694,017
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 9.7%(1)
12	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer: Misonix, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1938 New Highway, Farmingdale, New York 11735

Item 2.

(a)

Name of Person Filing: This statement is filed by: (i) SV Life Sciences Fund VI, L.P. a Delaware limited partnership (“SVLS VI LP”) and SV Life Sciences Fund VI Strategic Partners, L.P. a Delaware limited partnership (“Strategic Partners” and together with SVLS VI LP, the “Funds”), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund VI (GP), L.P., a Delaware limited partnership (“SVLS VI GP”) and general partner of SVLS VI LP and Strategic Partners; and (iii) SVLSF VI, LLC, a Delaware limited liability company and general partner of SVLS VI GP. Each of SVLS VI LP, Strategic Partners, SVLS VI GP and SVLSF VI, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if None, Residence: The principle place of business of the Reporting Persons is c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108.

(c)	Citizenship: Each of the Reporting Persons are organized under the laws of the State of Delaware.

(d)	Title and Class of Securities: Common Shares, $0.0001 par value (the “Shares”)

(e)	CUSIP No.: 604871103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

SVLS VI LP:	1,637,940	(2)
Strategic Partners:	56,077	(2)
SVLS VI GP:	1,694,017	(2)
SVLSF VI, LLC:	1,694,017	(2)

SVLS VI LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS VI GP, the general partner of the Funds, may be deemed to beneficially own the shares held by the Funds. SVLS VI GP disclaims beneficial ownership of shares held by the Funds except to the extent of any pecuniary interest therein.

SVLSF VI, LLC, the general partner of SVLS VI GP, may be deemed to beneficially own the shares held by the Funds. SVLSF VI, LLC disclaims beneficial ownership of shares held by the Funds except to the extent of any pecuniary interest therein.

(b)	Percent of Class:

SVLS VI LP:	9.4	%(1)
Strategic Partners:	0.3	%(1)
SVLS VI GP:	9.7	%(1)
SVLSF VI, LLC:	9.7	%(1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

SVLS VI LP:	1,637,940	(2)(3)
Strategic Partners:	56,077	(2)(3)
SVLS VI GP:	1,694,017	(2)(4)
SVLSF VI, LLC:	1,694,017	(2)(4)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

SVLS VI LP:	1,637,940	(2)(3)
Strategic Partners:	56,077	(2)(3)
SVLS VI GP:	1,694,017	(2)(4)
SVLSF VI, LLC:	1,694,017	(2)(4)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Based on 17,391,589 shares of Common Stock outstanding as of January 25, 2021.
(2)

Acquired pursuant to the Agreement and Plan of Merger between Misonix, Inc., New Misonix, Inc., Motor Reincorp. Sub One, Inc., Surge Sub Two, LLC, Solsys Medical, LLC (“Solsys”), and Greg Madden solely in his capacity as representative, in exchange for 27,116,608 Series E Preferred Units of Solsys.

(3)	Each of SVLS VI LP and Strategic Partners have sole power to vote and dispose of the Shares they own directly.
(4)	Each of SVLS VI GP and SVLSF VI, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13G as owned directly by SVLS VI LP and Strategic Partners.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2021

SVLSF VI, LLC

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI (GP), L.P.
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND VI STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement by and among SV Life Sciences Fund VI, L.P., SV Life Sciences Fund VI Strategic Partners, L.P., SV Life Sciences Fund VI (GP), L.P. and SVLSF VI, LLC, dated February 14, 2020.*

*	Filed herewith.